UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

Landa Financing LLC
(Exact name of issuer as specified in its charter)

Delaware	92-2028006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street Suite 1411 New York,NY	10010
(Address of principal executive offices)	(Zip Code)

646-905-0931
Issuer’s telephone number, including area code

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Factors that could cause or contribute to these differences include those contained in the section of THE COMPANY’s latest offering circular (the “Offering Circular”) FILED WITH the Securities and Exchange Commission (“SEC”) entitled “Risk Factors”, which section is incorporated herein by reference.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this report.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular filed with the Securities Exchange Commission on July 15, 2024.

Overview

Landa Financing LLC (the “Company”, “we”, “us” or “our”) is a Delaware limited liability company formed to directly and indirectly engage in real estate investment debt opportunities by providing first mortgage loans to borrowers to finance the purchase of single–family and multi–family dwellings, although we may engage in other real estate debt financings. The Company is externally managed by Landa Management LLC a Delaware limited liability company (our “Manager”). The Manager's real estate team has experience investing in and managing residential real estate. The properties on which we will make mortgage secured loans may be existing, income–producing properties, newly constructed properties, or properties under development. Our debt investments will focus on residential properties purchased by series of Landa App LLC, Landa App 2 LLC, Landa App 3 LLC, and other entities managed by the parent of the Manager (collectively, “Landa Series LLCs”). We may also make debt investments with unrelated third parties. The Company's debt investments will emphasize the payment of current returns to investors and preservation of invested capital as its primary investment objectives. The Company expects that its portfolio of investments will be secured primarily by U.S. based collateral.

Additionally, the Company may invest standing cash in short-term, highly liquid, or other authorized investments that align with the Company's strategic objectives and operational needs, pending further investment in real estate or real estate-backed loans.

The Company is managed by Landa Management LLC (our “Manager”). The Manager is a wholly-owned subsidiary of, Landa Holdings, Inc (“Landa Holdings”). Landa Holdings owns and operates an online investment platform, which is available on iOS and Android devices or our website at www.landa.app (the “Landa Platform”), through which the common shares of the Company (“Shares”) will be made available for investment. Organization and offering expenses incurred through June 30, 2023 were paid by Landa Holdings. The Company does not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by the Company. The Manager has the authority to make all of the decisions regarding our investments pursuant to the terms of the Company’s amended and restated limited liability company agreement (the “Operating Agreement”).

With respect to loans we make to series of Landa Series LLCs that do not yet own Properties, the initial loan amount is expected to be equal to 100% of the acquisition cost of a Property. Each such series will be conducting an offering, with the proceeds of such offering being used to prepay a portion of our loan to bring the loan to value ratio for our loan down to approximately 65%. There can be no assurance that a series of the Landa Series LLCs will conduct its offering or that the proceeds of such offering will be sufficient to pay down our loan to achieve a 65% loan to value ratio. With respect to loans we make to series of the Landa Series LLCs that already own Properties, we expect to use a portion of the net proceeds of the Offering to refinance existing debt of such series held by third parties and secured by the Properties. Following such refinancing, the Company may own all outstanding debt of such series, or only part of such debt, which may be subordinate to remaining third party debt. The target loan to value ratio for such refinanced loans is also 65%.

The Company’s investment objectives are:

●	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to Shareholders;

●	to enable Shareholders to realize returns on their investments by making distributions to Shareholders; and

●	to preserve, protect and return Shareholders’ initial investments.

The Company may also seek to realize growth in the value of its investments by timing their liquidation to maximize value. See “Investment Objectives and Strategy – Investment Strategy” and “Estimated Use of Proceeds” from the Company’s most recent Offering Circular for a description of the terms of our loans to the Landa Series LLCs, which can be found here and here.

Offering Results

As of June 30, 2024, the Company is offering up to $75,000,000 in its common shares during the rolling twelve-month period under Regulation A (the “Offering”), which represent limited liability company interests in the Company (“Shares”), pursuant to its most recent Offering Circular. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2024, we have raised total gross offering proceeds of approximately $1,410,080 from settled subscriptions. The Company expects to use substantially all of the net proceeds of its Offering to acquire and structure its investment portfolio. The Company does not currently intend to list the Shares for trading on a stock exchange or other trading market. However, the Company has adopted a redemption plan pursuant to which the Company may repurchase Shares from the holders of the outstanding Shares (each, a “Shareholder” and, collectively, the “Shareholders”).

We expect to offer common stock in our Offering until we raise the maximum amount permitted based on the maximum number of common stock we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. The initial offering price per Share set forth herein was determined by the Manager in its sole discretion. This initial price per Share bears no relationship to the Company’s NAV Per Share or to any other established criteria for valuing equity interests. The initial price per share is not indicative of the proceeds that prospective investors would receive upon liquidation. Further, the initial price per Share may be significantly more than the price at which the Shares would trade if they were to be listed on an exchange or actively traded by broker-dealers. From the commencement of this Offering through June 30, 2024 (the “Initial Pricing Period”), the per Share purchase price for the Shares was $10.00 per Share. Following the Initial Pricing Period, the per Share purchase price is determined by the Manager on the first day of each calendar quarter that follows, in accordance with the Operating Agreement, and will equal the Company’s NAV Per Share. Employees of the Manager will perform valuations of the Company’s assets using a process that reflects (1) estimated values of each of the Company’s real estate assets and investments (including properties underlying its loans), including related liabilities, based upon any of (a) with respect to properties underlying our mortgage loans (or properties we may own), market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions, if any, and (4) estimated accruals of the Company’s operating revenues and expenses. Estimates will be based on information available to the Manager and the expertise and judgment of employees of the Manager. Actual values and results could differ from the estimates used by to value the Company’s assets, and that difference could be significant. This valuation approach may result in a substantially different per Share price than Shareholders might receive for their Shares if they tried to sell them or if the Company liquidated its investment portfolio.The Company has updated its NAV Per Share once since the end of the initial pricing period. The details of the Company’s revised NAV Per Share can be found here.

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

The Company declared distributions for the period January 1, 2024 through June 30, 2024 details of which can be found in the table under “Recent Developments”.

Recent Developments

The tables below provide information with respect to recent developments of the Company including dividend payments and loans. These recent developments are incorporated by reference to their respective hyperlinked Form 1-U filed by the Company and incorporated herein by reference.

Form 1-U	Subject
Filing Date and hyperlink	Loans	Distributions	Other
01/09/2024	-	X	-
03/01/2024	-	X	-
05/13/2024	-	X	-
06/11/2024	-	X	-
07/05/2024	-	X	-
07/05/2024	-	-	Company’s NAV per Share Update
08/14/2024	-	X	-
09/05/2024	-	X	-

Results of Operations

Results of Operations	Six months ended June 30, 2024	Initial period May 1, 2023 (Commencement of Operations) to June 30, 2023
Interest Income	$ 34,771	$ 537

Management Fee	4,781	2,295
Platform Fee	2,304	1,020
Professional Fee	24,000	-
Total Expenses	31,085	3,315
Net Operating Income (Loss) before Income Taxes	3,686	(2,778)
Provision for Income Taxes
Net Loss	$ 3,686	$ (2,778)

Interest Income. The Company generated $34,771 in Interest Income for the six months ended June 30, 2024.

Operating Expenses. The Company incurred Operating Expenses of $31,085 for the for the six months ended June 30, 2024.

Net loss. The Company earned a total of $3,686 for the six months ended June 30, 2024.

Income Taxes

We were organized and intend to operate to qualify for taxation as a REIT under the Internal Revenue Code, as amended. Our qualification and taxation as a REIT depends upon our ability to meet numerous requirements established under highly technical and complex income tax provisions, which are subject to interpretation and change, sometimes with retroactive effect. The Company intends to qualify as a REIT commencing with the calendar year ended December 31, 2024.

Liquidity and Capital Resources

The Company will be dependent principally upon the net proceeds of its Offering to conduct its operations. The Company may obtain additional funds from any future offerings it may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from its operations. The Company may employ leverage in the sole discretion of the Manager, including without limitation for the purpose of quickly building a diversified investment portfolio. The exact amount of leverage accessed by the Company will depend on many factors, including the amount of collateral required to be posted, and availability and cost from financing providers, and will be determined by the Manager in its sole discretion.

In addition to making investments in accordance with the Company’s investment objectives, the Company will use its funds to make certain payments to the Manager and its affiliates. These payments will include reimbursements for certain organization and offering expenses incurred by or on behalf of the Company, and payments to the Manager in connection with the management of the Company’s assets and services provided to the Company by the Manager.

The Company intends to make an election to be taxed as a REIT under the Code, commencing with its taxable year ending December 31, 2023, and intends to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter. To maintain its qualification as a REIT, the Company will be required to make aggregate annual distributions to the Shareholders of at least 90% of the Company’s REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains the Company must distribute 100% of such income and gains annually. The Manager may authorize dividends in excess of those required for the Company to maintain its REIT status and/or to avoid such taxes on retained taxable income and gains depending on the Company’s financial condition and such other factors as the Manager deems relevant. Provided the Company has sufficient available cash flow, it intends to authorize and declare dividends on a monthly basis (or otherwise as determined by the Manager) in arrears. For the avoidance of doubt, any dividends by the Company, and the amount of any such dividends, will be at the sole discretion of the Manager.

As of June 30, 2024, the Company had total assets of $999,257, which included which included $978,701 of loans and $20,556 due from related party.

Organization and offering expenses incurred as of June 30, 2024 were paid by Landa Holdings. The Company paid the Manager $0 for offering expenses during the period from January 1st, 2024 through June 30, 2024.

As of June 30, 2024, the Company had raised $1,140,080 in gross offering proceeds from the sale of its Shares.

For further information regarding liquidity and capital resources, please see Statement of Cash Flows in the financial statements included in this Semi-Annual Report on Form 1-SA.

Off-Balance Sheet Arrangements

As of June 30, 2024, we had no off-balance sheet arrangements.

Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are set forth below.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when the Company believes that the collectability of all or some of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that reflects the Company’s estimate of the level of probable incurred losses in the loan portfolio. Factors considered by the Company in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, external factors including regulatory, competition, and the Company’s assessment of economic conditions.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

Currently, the Company doesn’t expect to accrue a provision for loan losses given the recent issuance of the loan and has not yet had sufficient time to assess the credit risk.

Fair Value of Mortgage Loans Receivable. The Company has the intent and ability to hold its mortgage loans to maturity. Therefore, mortgage loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan will be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral-dependent, it is valued at the estimated fair value of the related collateral. If events and or changes in circumstances cause the Company to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

For more information, please see “Plan of Operation” in the Company’s most recent Offering Circular, which may be found here.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The Company believes the carrying amounts reported in the balance sheets approximate their fair value due to their short-term maturities.

Related Party Arrangements

For further information regarding related party arrangements, please see Note 7 to the financial statements included in this Semi-Annual Report on Form 1-SA.

Manager Compensation

The Manager and its affiliates will receive fees and expense reimbursements for services relating to this Offering and the investment and management of the Company’s assets. The items of compensation are summarized in the following table. Neither the Manager nor its affiliates will receive any sales commissions or dealer manager fees in connection with the offer and sale of the Shares.

Organization and Offering Expenses – Manager or other affiliate: The Company will reimburse the Manager and any applicable affiliates thereof for organization and offering expenses and for any future organization and offering expenses they may incur on behalf of the Company. The Manager may, in its sole discretion, suspend or waive, in whole or in part, the reimbursement by the Company of all or any portion of any such operating expenses incurred by the Manager on behalf of the Company.

Management Fee – Manager: The Management Fee is calculated as follows: (i) for the Initial Pricing Period, the Manager will be paid an amount equal to 1.5% of the total amount raised in the immediately preceding quarter; and (ii) following the Initial Pricing Period, the Manager will be paid an amount equal to 1.5% of the NAV of the Company at the end of each of the immediately preceding quarter.  The Management Fee is payable quarterly in arrears.  The Management Fee may be suspended, or waived, in whole or in part, in the sole discretion of the Manager.  All or any portion of the Management Fee which is so deferred, suspended or waived will be deferred without interest and may be payable in any succeeding quarter as the Manager may determine in its sole discretion.

Other Operating Expenses – Manager or other affiliate: The Company will reimburse the Manager for out-of-pocket expenses paid by the Manager to third parties who provide services to the Company, including without limitation the Company’s independent accountants. Such reimbursements will not include the Manager’s overhead, payroll, utilities, technology costs or similar expenses payable by the Manager in connection with its business operations. The Manager may, in its sole discretion, suspend or waive, in whole or in part, the reimbursement by the Company of all or any portion of any such operating expenses incurred by the Manager on behalf of the Company. The expense reimbursements that we pay to the Manager also include expenses incurred by Landa Holdings in the performance of services under the shared services agreement between the Manager and Landa Holdings, including any increases in insurance attributable to the management or operation of our Company.

Origination Fees and Other Fees Associated with Investments – Manager of other affiliate: The Manager or its affiliates may charge fees to borrowers in connection with the Company’s investments, including without limitation origination fees, upfront fees, exit fees, and lender discount points. The Manager or its affiliates will be entitled to retain the full amount of any such fees. Extension and modification fees may be collected from counterparties and payable to the Manager in its capacity as the servicer of the applicable asset. In the loan context, such fees are typically between one and three percent (1-3%) of the original or outstanding underlying loan amount, but could be higher depending on market rates and conditions. The Company will pay to the Manager the full amount of any such fees. Investment processing and other documentation fees, including without limitation underwriting fees, appraisal fees, title fees, inspection fees, escrow fees, environmental assessment fees, administration fees and other similar charges, may be collected from counterparties and payable to the Manager or its affiliates at prevailing industry rates. The Manager or its affiliates will be entitled to retain, or the Company will pay to such party, the full amount of any such fees.

Platform Fee – Landa Holdings: The Company will pay Landa Holdings a fee in connection with the Company’s use of the Landa Platform on an annual basis in an amount equal to 0.50% of the Company’s NAV as of the end of the applicable year.

ACH Transfer Fees – Manager: Investors can select between same-day ACH or standard ACH transfer timing. If an investor chooses standard ACH transfer timing (3-5 business days), the Manager pays all ACH fees on behalf of investors. If an investor chooses same-day ACH, the Manager may charge a fee of up to $1.99 for such ACH transfers.

Repayment of Affiliate Loans – Manager, Sponsor or other affiliate: The loan proceeds of the Company’s loans to series of the Landa Series LLCs may be used by such entities to repay mortgage loans encumbering the Properties that were previously provided by the Manager or Sponsor.

Recording Fee – Transfer Agent: Upon each Closing, the Broker Dealer will pay the Transfer Agent a shareholder recording fee equal to $0.40.

The Company also notes that Landa Holdings will earn a portion of the interest revenue generated from funds held in customer Landa Accounts maintained by the Custodian.

Trend Information

Interest Rates and Inflation

While government stimulus and low interest rates encouraged 2021’s robust economic rebound, this highly accommodative monetary policy also drove inflation to highs not seen in almost 40 years. As the consensus outlook on inflation has recently moved from “transitory” to more persistent, the Federal Reserve has markedly changed its stance to become more hawkish, signaling a prompt end to bond buying and a high likelihood of several rate increases in 2023. Significant increases in market interest rates on loans, or the perception that an increase may occur, could adversely affect our ability to originate new loans and our borrowers’ ability to repay our loans. If this occurred, it could cause an increase in nonperforming assets and charge offs, which could adversely affect our business.

Despite expectations of tighter monetary policy and forthcoming Federal Reserve interest rate hikes, economic fundamentals remain sound. Furthermore, current forecasts capture expectations of broad rent growth, occupancy, and asset pricing in the real estate industry. We believe that our lending strategy combined with the experience and expertise of our Manager’s management team will continue to provide attractive long-term returns for Shareholders.

Subsequent Events

For further information regarding “Subsequent Events”, please see Note 9, Subsequent Events, in our financial statements below.

Item 2. Other Information

None.

Item 3. Financial Statement (unaudited)

The accompanying semiannual financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA.  Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.

LANDA FINANCING LLC.

LANDA FINANCING LLC
BALANCE SHEET

(UNAUDITED)

	As of June 30, 2024	As of December 31, 2023

Assets
Cash & restricted cash	$ -	$ 26,307
Due from related party	20,556	-
Mortgage loans receivable	978,701	727,160

Total assets	999,257	753,467

Liabilities and members equity
Cash & restricted cash	4,482	-
Accrued expenses	59,960	58,773
Due to related party	-	48,270
Total liabilities	64,442	107,043

Members’ equity	934,815	646,424

Total liabilities and members’ equity	$ 999,257	$ 753,467

The accompanying notes are an integral part of these financial statements.

LANDA FINANCING LLC
STATEMENT OF OPERATIONS

(UNAUDITED)

Results of Operations	Six months ended June 30, 2024	For the initial period May 1, 2023 (Commencement of Operations) to June 30, 2023
Interest Income	$ 34,771	$ 537

Management Fee	4,781	2,295
Platform Fee	2,304	1,020
Professional Fee	24,000	-
Total Expenses	31,085	3,315
Net Operating Income (Loss) before Income Taxes	3,686	(2,778)
Provision for Income Taxes	-	-
Net Loss	$ 3,686	$ (2,778)

The accompanying notes are an integral part of these financial statements.

LANDA FINANCING LLC
STATEMENT OF MEMBERS’ EQUITY

Balance at December 31, 2023	$ 646,424

Members' contributions	318,711
Distributions	(34,006)
Net loss	(3,686)

Balance at June 30, 2024 (unaudited)	$ 934,815

Balance at May 1, 2023 (Inception)	$ -

Members' contributions	203,970
Distributions	-
Net loss	(2,778)

Balance at June 30, 2023	$ 201,192

The accompanying notes are an integral part of these financial statements.

LANDA FINANCING LLC

STATEMENT OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30, 2024	For the initial period May 1, 2023 (Commencement of Operations) to June 30, 2023

Cash flows from operating activities:
Net loss	$ 3,686	$ 537
Adjustments to reconcile net loss to net cash provided by operating activities:
Accrued expenses	1,187	3,315
Due to related party	(68,826)	(3,315)
Net cash provided by operating activities	(63,953)	537

Cash flows from investing activities:
Loans funded	(251,541)	(119,269)
Net cash used in investing activities	(251,541)	(119,269)

Cash flows from financing activities:
Members' contributions	318,711	203,970
Acquisition note receivable
Distributions	(34,006)	-
Net cash provided by financing activities	284,705	203,970

Net change in cash	(30,790)	85,238
Cash at beginning of period	26,307	-
Cash at end of period	$ (4,483)	$ 85,238

The accompanying notes are an integral part of these financial statements.

LANDA FINANCING LLC

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

1. BUSINESS AND ORGANIZATION

Landa Financing LLC (the “Company”) is a limited liability company that was incorporated on January 18, 2023 under the laws of the State of Delaware and is managed by Landa Management LLC (the “Manager”). The Company intends to qualify as a real estate investment trust (REIT) as of the year ended December 31, 2023, with authority to issue up to $75,000,000 in 7,500,00 shares of common stock, $0.001 par value per share. The minimum initial investment by any investor is 25 shares ($250). The Company was formed to primarily lend in related party transactions to individual series limited liability companies that are managed by Landa Holdings, Inc. (Landa Holdings), the parent company of the Manager, specifically to series of the Landa Series LLCs. The Manager’s real estate team has experience investing in real estate across different cycles, property types and risk profiles. Thus, in addition to the related party transactions, the Company may make loans to a wide variety of residential properties including single-tenant, multifamily and other real properties, including to borrowers that are not affiliated with the Manager. The properties owned by the Landa Series LLCs may be existing, income-producing properties, newly constructed properties or properties under development and are expected to be offered for leasing by their respective owners.

With respect to loans we make to series of Landa Series LLCs that do not yet own Properties, the initial loan amount is expected to be equal to 100% of the acquisition cost of a Property. Each such series will be conducting an offering, with the proceeds of such offering being used to prepay a portion of our loan to bring the loan to value ratio for our loan down to approximately 65%. There can be no assurance that a series of the Landa Series LLCs will conduct its offering or that the proceeds of such offering will be sufficient to pay down our loan to achieve a 65% loan to value ratio. With respect to loans we make to series of the Landa Series LLCs that already own Properties, we expect to use a portion of the net proceeds of the Offering to refinance existing debt of such series held by third parties and secured by the Properties. Following such refinancing, the Company may own all outstanding debt of such series, or only part of such debt, which may be subordinate to remaining third party debt. The target loan to value ratio for such refinanced loans is also 65%.

On April 12, 2023, the Company filed an offering statement with the Securities and Exchange Commission (the “SEC”) pursuant to Regulation A under the Securities Act, also known as “Reg A+” to publicly offer 75,000,000 shares of its common stock for a price equal to $10 per share (the “Offering”). The Company obtained its notice of qualification from the SEC on May 1, 2023 and commenced selling shares of its common stock on May 2, 2023.

2. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to continue to generate cash flow from interest income and/or obtain financing. However, there are no assurances that the Company can continue to generate cash flow from interest income or that financing can always be obtained when needed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mortgage Loans Receivable

Mortgage loans, which the Company has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for Loan Losses

Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral-based lender, the Company does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Company does not consider further segmentation of its loan portfolio and related disclosures necessary. The Company writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible. No allowance was provided for during the period ended June 30, 2024.

Income Taxes

We were organized and intend to operate so as to qualify for taxation as a REIT under the Internal Revenue Code, as amended. Our qualification and taxation as a REIT depends upon our ability to meet numerous requirements established under highly technical and complex income tax provisions, which are subject to interpretation and change, sometimes with retroactive effect.

If we fail to qualify as a REIT in any fiscal year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless we are entitled to relief under specific statutory provisions, we would also be disqualified as a REIT for four taxable years following the year in which our REIT qualification was lost.

The Company intends, although is not legally obligated, to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibits the Company from doing so. Distributions are authorized at the discretion of the manager which is directed, in substantial part, by its obligations to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

The REIT must pass these four tests annually in order to retain its special tax status:

1. Distribution test. The REIT must distribute at least 90 percent of its annual taxable income, excluding capital gains, as dividends to its stockholders.

2. Assets test. The REIT must have at least 75 percent of its assets invested in real estate, mortgage loans, shares in other REITs, cash, or government securities.

3. Income test. The REIT must derive at least 75 percent of its gross income from rents, mortgage interest, or gains from the sale of real property. And at least 95 percent must come from these sources, together with dividends, interest and gains on securities sales.

4. Stockholders test. The REIT must have at least 100 stockholders and must have less than 50 percent of its outstanding shares concentrated in the hands of five or fewer individuals.

The Company has concluded that there are no other significant uncertain tax positions requiring recognition in its financial statements. The Company has not been assessed material interest or penalties by any major tax jurisdictions.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Concentration of Risk

The Company is exposed to a concentration of revenue and asset risk as a result of its dependence on a limited number of borrowers. The Company’s revenue is primarily derived from interest income from mortgage activities, and there is currently one borrower whose interest payment represented 100% of total interest income and mortgage loans receivable as of June 30, 2024. To mitigate this risk, the Company is actively pursuing efforts to expand its borrower base.

4. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

The carrying amount of the Company’s financial instruments, such as cash, accrued expenses, and due to/from related party approximate their fair value because of their short maturities. The Company believes the carrying amount of the mortgage loan receivable approximates fair value based on interest rates and other terms currently available to the Company for debt instruments.

5. MORTGAGE LOANS RECEIVABLE

As of June 30, 2024, the mortgage loans receivable portfolio consisted of a single loan with a total value of $978,701.

Borrower	Loan Start Date	Loan End Date	Term (in months)	Interest Rate	Loan Amount	Monthly Payment
Landa App LLC - 157 WELLS ROAD JENKINSBURG GEORGIA LLC	2023-07-17	2025-07-17	24	SOFR + 3.5%	$132,972	$980.20
Landa App LLC - 8697 ASHLEY WAY DOUGLASVILLE GEORGIA LLC	2024-03-15	2026-03-14	24	SOFR + 3.5%	$131,075	$966.21
Landa App LLC - 843 TRAMORE DRIVE STOCKBRIDGE GEORGIA LLC	2023-10-26	2025-10-26	24	SOFR + 3.5%	$117,293	$864.62
Landa App LLC - 8691 ASHLEY WAY DOUGLASVILLE GEORGIA LLC	2023-11-29	2025-11-29	24	SOFR + 3.5%	$89,133	$657.04
Landa App LLC - 773 VILLA WAY JONESBORO GEORGIA LLC	2023-09-01	2025-09-01	24	SOFR + 3.5%	$71,906	$530.05
Landa App LLC - 107 Oakwood Circle Griffin GA LLC	2023-06-08	2025-06-09	24	SOFR + 2%	$119,269	$730.10
Landa App LLC - 8658 ASHLEY WAY DOUGLASVILLE GEORGIA LLC	2023-08-18	2025-08-18	24	SOFR + 3.5%	$114,545	$844.36
Landa App LLC - 8667 ASHLEY WAY DOUGLASVILLE GEORGIA LLC	2023-12-19	2025-12-19	24	SOFR + 3.5%	$82,042	$604.77
Landa App LLC - 8671 ASHLEY WAY DOUGLASVILLE GEORGIA LLC	2024-01-25	2026-01-25	24	SOFR + 3.5%	$120,466	$888.01

For the six months period ended in June 30, 2024, interest income from mortgage loans receivable amounted to $34,771.

6. RELATED PARTY TRANSACTIONS

Management Fee

For managing the Company’s operations, the Manager will receive a quarterly management fee. During the ‘Initial Pricing Period’, defined as commencement of the Offering, May 2, 2023, through June 30, 2024, the Company will pay the manager a management fee equal to 1.50% of the total amount raised in the immediately preceding quarter. Following the ‘Initial Pricing Period’, the Manager will be paid an amount equal to 1.5% of the net asset value (“NAV”) of the Company at the end the immediately preceding quarter.

For the six months period ended in June 30, 2024, the Company incurred $4,781 in management fees.

Platform Fee

The Company will pay Landa Holdings up to 0.50% of total investment value of the assets in connection with the Company’s use of the Landa Platform on an annual basis. For the six months period ended in June 30, 2024, the Company incurred $2,304 for such platform fees.

7. MEMBERS’ EQUITY

The Company is organized as a limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. For the six month period ended in June 30, 2024 the Company made total distributions of $34,006. See,table under ”Recent Developments“ for more information.

8. COMMITMENTS AND CONTINGENCIES

Redemption of Membership Interests

The Company has adopted a share repurchase program that enables stockholders to sell their common stock to the Company in limited circumstances. Shareholders may, on a monthly basis, no later than 20 business days prior to the end of the applicable month, request that the Company redeem at least 25.0% or more of their Shares. However, the Company intends to limit the aggregate number of Shares that may be redeemed during any calendar year to 12.0% of the weighted average number of Shares outstanding during the prior calendar year (or 1.0% per month, with excess capacity carried over to later months in the calendar year). The per Share redemption price will be calculated based on the per Share price for the Shares in effect at the end of the month of the redemption request, subject to variable price discounts depending upon when the Shares are redeemed.

The Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice and for any reason or no reason.

As of June 30, 2024, no redemption or redemption requests were made.

For more information on the share redemption plan, please see the “Redemption Plan” in the Company’s most recent offering circular, which may be found here.

Legal Proceedings

From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

9. SUBSEQUENT EVENTS

On June 30th, 2024 the Company updated its NAV Price Per Share, according to its NAV. The details of the Company’s revised NAV Per Share can be found here.

The Company has declared distributions for the months of June, July and August, subscribers can find the details of the distributions made with respect to the aforementioned months in the table under “Recent Developments” of this Report.

ITEM 4. EXHIBITS

INDEX OF EXHIBITS

No.	Exhibit Description
2.1	Certificate of Formation* (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A filed on March 22, 2023)
2.2	Form of Amended and Restated Operating Agreement* (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A/A filed on March 24, 2023)
4.1	Form of Subscription Agreement* (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A/A filed on March 24, 2023)
6.1	Shared Services Agreement* (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A/A filed on March 24, 2023)
6.2	Broker Dealer Agreement by and between Landa Financing LLC and Dalmore Group LLC* (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on September 21, 2023)
6.3	Platform Services, Transfer Agent and Registrar Agreement by and between Landa Financing LLC, Dalmore Group LLC, and Landa Transfer Agent LLC* (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on September 21, 2023)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDA FINANCING LLC

By:	Landa Management LLC, as manager

By:	Landa Holdings, Inc., as member manager

By:	/s/ Yishai Cohen
Yishai Cohen Chairman, Chief Executive Officer and President of Landa Holdings, Inc.

Date: September 30, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Yishai Cohen	Chairman, Chief Executive Officer and President of Landa Holdings, Inc.	September 30, 2024
Yishai Cohen
Name	Title	Date

/s/ Sagiv Korenfeld Amar	Director of Finance (Principal Financial Officer and Principal Accounting Officer)	September 30, 2024
Sagiv Korenfeld Amar